Global MobileTech, Inc.

1312 North Monroe, Suite 750

Spokane, Washington 99201

Tel: (509) 723-1312

Fax: (509) 328 8204

Via Electronic Submission through EDGAR

March 8, 2013

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:  Global MobileTech, Inc.

       Form 10-K for the Year Ended June 30, 2012

       Filed October 24, 2012

       Forms 10-Q for Fiscal Quarters Ended

       September 30, 2012 and December 31, 2012

       Filed November 19, 2012 and February 6, 2013

       File No. 000-53493

Ladies and Gentlemen:

This letter is  in response to the Staff’s comment letter to us dated February 27, 2013 in connection with our above referenced Form 10-K and Form 10-Q.

To facilitate your review, we have reproduced below the comments contained in the Staff’s comment letter, with our response under each comment.  Please advise that these responses appropriately address your comments and we will promptly file the amendments, as required.

Form 10-K for the Fiscal Year Ended June 30, 2012

Item 7  Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.       Revenues, page 31

Please tell us and disclose the reason for the $2.3 million or 25% decrease in your revenues from your Renewable Energy segment.  You disclose the explanation for the significant decrease in revenues from your mobile VoIP communications and mobile advertising segment for the year ended June 30, 2012, but there is not a discussion regarding the significant decline in revenue from the Renewable Energy segment.

RESPONSE:

We have disclosed the reason for the 25% decrease in our revenues from our Renewable Energy segment in page 31 of Form 10-K, Amendment No. 1.

The decrease in revenue for our renewable energy segment for the year ended June 30, 2012 compared to June 30, 2011 was attributed to the completion of three contracts that were secured during 2010. We managed to secure a new renewable energy contract during 2011.

Item 8. Financial Statements and Supplementary Data

Note 1, Significant Accounting Policies

2.      General Organization and Business, pages 45-46, and Item 1. Business, History and Background, page 6

Please tell us and disclose your involvement and accounting for a 30% equity interest in a new joint venture company, MaxCents Sdn Bhd based in Malaysia.  Also, please tell us if this entity meets the criteria of a variable interest entity (VIE) based on the guidance contained in Accounting Standards Codification (ASC) 805, Consolidation.  If this joint venture is within the scope of the VIE guidance of ASC 805, please disclose whether you are the primary beneficiary and should consolidate this entity.

RESPONSE:

We have revised our disclosure on the formation of MaxCents Sdn Bhd (“MaxCents”) in page 46 of Form 10-K, Amendment No. 1.

“Formation of MaxCents Sdn Bhd

On June 14, 2012, Info-Accent invested RM1,500 or US$500 in a newly formed joint venture Malaysian company, MaxCents Sdn Bhd. Info-Accent holds 30% equity interest in MaxCents.  Global MobileTech will provide its MobiCAST platform, technical support and will develop and maintain the portal for MaxCents.

Info-Accent: (i) does not have substantial voting rights, (ii) is not a controlling entity of MaxCents, (iii) does not provide financial support to MaxCents; and (iv) is not the primary beneficiary of MaxCents. Hence, the joint venture does not meet the criteria of a variable interest entity (VIE) based on the guidance contained in Accounting Standards Codification (ASC) 805, Consolidation.  As such, we have not consolidated the financials of MaxCents.  The formation of Maxcents was not subject to U.S. ASC 805-10-50-2 because it was not a business combination.

The accounting for investments in the associate company is in accordance with the Accounting Standards Codification (“ASC”) 323.  A joint venturer shall recognize its interest in a joint venture as an investment and shall account for that investment using the equity method in accordance with ASC 323  Investments in Joint Ventures.

Under the equity method, on initial recognition the investment in an associate or a joint venture is recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The investor’s share of the investee’s profit or loss is recognized in the investor’s profit or loss.”

We have also amended our disclosure in page 6 of Form 10-K, Amendment No. 1 as follows:

“On June 14, 2012, Info-Accent subscribed for 30 percent equity or Ringgit Malaysia “RM” 1,500 or US$500 in a new joint venture company, MaxCents Sdn Bhd, based in Malaysia. Info-Accent: (i) does not have substantial voting rights, (ii) is not a controlling entity of MaxCents, (iii) does not provide financial support to MaxCents; and (iv)  is not the primary beneficiary of MaxCents. Hence, MaxCents does not meet the criteria as a variable interest entity (“VIE”) based on the guidance contained in Accounting Standards Codification (ASC) 805, Consolidation.”

3.    Earnings per Common Share, page 48

Please provide a reconciliation of your weighted-average number of common shares outstanding for basic and diluted earnings per share (EPS) at June 30, 2012 and 2011, as required under ASC 260, Earnings Per Share.  We note your disclosure of the weighted-average number of outstanding dilutives shares excluded from the EPS calculation at June 30, 2012 and 2011, but not the disclosure of dilutive common share equivalents.

RESPONSE:

We have provided a reconciliation of our weighted-average number of common shares outstanding for basic and diluted earnings per share (EPS) at June 30, 2012 and June 2011, as required under ASC 260 in page 48 of Form 10-K, Amendment No. 1.

We have also disclosed the dilutive common share equivalents in page 48, Form 10-K, Amendment No. 1. Please see on the next page the table we propose to include to make this disclosure.

Item 9A. Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 65

4.

Please provide a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting and disclose management’s assessment of the effectiveness of your internal controls over financial reporting, as required under Item 308 of Regulation S-K.  Your report provides management’s responsibility for establishing and maintaining adequate internal over financial reporting, but does not contain the other two required elements.

RESPONSE:

Our management had used the Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of our internal control over financial reporting.  We have also disclosed management’s assessment of the effectiveness of our internal controls over financial reporting, as required under Item 308 of Regulation S-K.  We have revised our disclosure on page 65 of Form 10-K, Amendment No. 1.

5.

In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

RESPONSE:

We have revised our disclosure on page 65 and 66 of Form 10-K, Amendment No. 1.

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act, Exhibits 32.1 and 32.2 (Section 906 Certification)

6.

Please amend your Form 10-K and Forms 10-Q to file certifications from your principal executive and principal financial officers as required by SEC Release No. 33-8238.  We note that your Section 906 certifications are deemed not to have been filed with the Commission.  Please ensure all future Section 906 certifications are filed with the Commission.

RESPONSE:

We note your comments and will ensure that all future Section 906 certifications are filed with the Commission.  We have amended our Section 906 certifications for the fiscal year ended June 30, 2012, Form 10-Q for the quarters ended September 30, 2012 and December 31, 2012.

We trust the foregoing adequately responds to your comments.

We acknowledge that:

-

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact our securities counsel, Jackson Morris at (813) 874-8854 or at jackson.morris@rule144solution.com should you have any questions, comments, or responses about the contents of this letter.

Sincerely,

/s/  Mohd Aris Bernawi

Mohd Aris Bernawi

Chief Executive Officer

Global MobileTech, Inc.

5